

Mail Stop 4546

August 16, 2016

Lin Dairen
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033, China

> Re:   **China Life Insurance Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Response dated July 18, 2016**
> **File No. 001-31914**

Dear Mr. Lin:

We have reviewed your July 18, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2016 letter.

Item 3.D. Risk Factors
Changes in interest rates may affect our profitability, page 12

1.   We note your response to our prior comment 1; however the response does not indicate whether the guaranteed rate of return on products that you marketed and sold during FY2015 and FY2016 (through the date of your Form 20-F filing) differed materially from the 2.53% rate. Please provide us this information. In light of your disclosures on pages 12 and 87, please also confirm that in future filings, as applicable, you will discuss material changes to the rates of your guaranteed products sold during recent periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 1-202-551-8776 or Joseph McCann at 1-202-551-6262 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: James C. Scoville, Esq.
    Debevoise & Plimpton LLP